UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
            Investment Company Act of 1940


  1. Name and Address of Reporting Person
     (Last / First / Middle): RUKMANIS, ANDRIS
                              KUNDZINSALA 8 LINIJA 9
                              RIGA, LATVIA

  2: Date of Event Requiring Statement (M/D/Y): January 8, 2002

  3. IRS ID of Reporting Person (voluntary):  - not applicable -

  4: Inssuer Name and Ticker or Trading Symbol: BALTIA AIR LINES, INC. (BLTA)

  5. Relationship of Reporting Person to Issuer (Check all applicable):
  __X____   Director
  ______   10% Owner
  __X____   Officer (Title: Vice President Europe )
  ______   Other (Specify:         )

  6. If Amendment, Date of Original (M/D/Y):

  7.   Individual or Joint/Group Filing (Check Applicable Line)
  ___X___  Form filed by One Reporting Person
  ______  Form filed by More than One Reporting Person

  Table 1 - Non-Derivative Securities Beneficially Owned

   1. Title of Security      2. Amount of Securities   3. Ownership Form:        4. Nature of Indirect
                             Beneficially Owned        Direct (D) or Indirect    Beneficial Ownership
                                                       (I)
   Common Stock                638,750                   D                         N/A



  TABLE II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

   1. Title of  2. Date Exercisable and   3. Title and Amount of   4.            5.           6. Nature
   Security     Expiration Date           Securities Underlying    Conversion    Ownership    of Indirect
                                          Derivative Security      or Exercise   form of      Beneficial
                                                                   Price         Derivative   Ownership
                                                                                  Securities
                                                                                  (D) or (I)
                Date         Expiration   Title        Amount or
                Exercisable  Date                      Number of
                                                       Shares
   - NONE -

  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Explanation of Responses: Further explanation of Item 2 (Date of Event requiring Submission): Baltia's registration became effective February 12, 1999. The exclusive clearing agency, CIBC Oppenheimer Corporation, abruptly, arbitrarily and selectively refused to offer clearance to any person who wanted to purchase Baltia's registered securities. No registered shares were purchased or sold at that time. A lawsuit between Baltia and CIBC followed and remains pending. Baltia became able to commence publicly trading on pink sheets on January 8, 2002. I have not traded any shares.

  Signature of Reporting Person:
     ___ ANDRIS RUKMANIS by Steffanie J. Lewis, attorney ____

  Date: January 5, 2002